November 5, 2015	News Release 15-25
SILVER STANDARD REPORTS THIRD QUARTER 2015 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the third quarter ended September 30, 2015.

Paul Benson, President and CEO said, "This was a solid quarter with both mines performing to plan in terms of production and cash costs. Importantly, we have set up the mines, particularly Marigold, for a strong fourth quarter and are well on track to achieve our guidance metrics at both. This, along with our strong balance sheet, with over $300 million in cash and marketable securities, and added liquidity through our revolving credit facility, enables us to pursue growth opportunities and continue creating shareholder value."

Third Quarter 2015 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Delivered production to plan: Produced 41,262 ounces of gold at the Marigold mine and 2.6 million ounces of silver at the Pirquitas mine, for silver equivalent production of 5.6 million ounces.

▪	Continued trend of low gold cash costs: Reported $719 per payable ounce of gold sold at the Marigold mine.

▪	Silver cash costs in line with expectations: Reported $11.02 per payable ounce of silver sold at the Pirquitas mine.

▪	Strengthened corporate liquidity: Entered into a $75 million, three-year senior secured revolving credit facility and maintained a cash balance of $200 million.

▪	Continued exploration success at Marigold: Reported the discovery of two new gold mineralized zones, the HideOut area and the 8D area.

▪	Completed the acquisition of the Valmy Property: Acquired 2,844 hectare land package contiguous with the Marigold mine for $11.5 million in cash.

▪
Pursuing opportunity to extend operating life at the Pirquitas mine: Signed an agreement with Golden Arrow Resources Corporation to explore and evaluate the Chinchillas project, located approximately 30 kilometers from the Pirquitas mine.

▪
Recorded impairment charge at Pirquitas: Non-cash, pre-tax impairment charge and write-downs of $42.2 million related to Pirquitas were recognized due to a decline in silver prices, including $7.7 million related to ore stockpiles within cost of sales and income from mine operations.

Marigold mine, U.S.

	Three months ended
Operating data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Total material mined (kt)	18,425	19,051	18,556	18,426	18,832
Waste removed (kt)	11,242	14,163	14,861	14,587	13,821
Strip ratio	1.6	2.9	4.0	3.8	2.8
Mining cost ($/t mined)	1.65	1.48	1.57	1.62	1.61
Total ore stacked (kt)	7,183	4,888	3,695	3,839	5,011
Gold stacked grade (g/t)	0.43	0.33	0.59	0.84	0.53
Processing cost ($/t processed)	0.66	0.79	1.09	1.06	0.86
Gold recovery (%)	69.7	67.6	74.7	73.0	73.0

Gold produced (oz)	41,262	48,685	55,598	67,113	40,442
Gold sold (oz)	39,525	48,121	55,865	68,748	38,245

Realized gold price ($/oz) (1)	1,110	1,205	1,210	1,200	1,267

Cash costs ($/oz) (1)	719	717	612	665	997
Total costs ($/oz) (1)	926	885	728	778	1,095

Financial data ($000s)
Revenue	43,836	57,958	67,566	82,508	48,395
Income from mine operations	7,288	15,395	26,954	29,006	6,566
Capital investments	8,931	5,255	4,768	4,375	4,486
Cash based capitalized deferred stripping	—	—	12,543	16,866	1,910
Exploration expenditures (2)	1,944	1,978	1,551	3,224	796

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and total costs per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(2) Includes capitalized and expensed exploration expenses.

Mine production

The Marigold mine produced 41,262 gold ounces in the third quarter of 2015, 15% lower than the second quarter production of 48,685 ounces due to the reduction in stacked ore grade in the second quarter of 2015. This reduction was in line with our annual production schedule, which expected lower production in the second and third quarters followed by a stronger fourth quarter.

During the third quarter of 2015, the Marigold mine moved 18.4 million tonnes of material, of which 7.2 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.43g/t, representing approximately 70,000 recoverable ounces of gold stacked. This compares to 19.1 million tonnes of material moved in the second quarter of 2015, of which 4.9 million tonnes of ore containing a gold grade of 0.33g/t were stacked, representing approximately 35,000 recoverable ounces of gold. The grade mined in the third quarter was 30% higher than the second quarter, as mining progressed deeper into the Mackay pit.

The strip ratio decreased by 45%, to 1.6:1 in the third quarter from 2.9:1 in the second quarter, due to the continued positive reconciliation of ore tonnes as well as mining in a deeper part of the Mackay pit. The increase in both tonnes and grade of ore stacked on the leach pads in the third quarter is expected to result in increased gold production in the fourth quarter of 2015 as previously guided. During the third quarter, we completed construction of the new leach pad and stacked sufficient ore to commence leaching. Gold recovery was 70% in the third quarter compared to 68% in the second quarter due to the higher grade mined.

Mine operating costs

Cash costs, which include all costs of inventory, refining and royalties, were $719 per payable ounce of gold sold in the third quarter of 2015, comparable to $717 per payable ounce of gold sold in the second quarter of 2015, with the increase resulting from higher operating costs being offset by more recoverable ounces placed on the leach pads. Mining unit costs increased to $1.65 per tonne in the third quarter, from $1.48 per tonne in the second quarter. This was principally due to additional ore tonnage that required hauling to the leach pads, one of our longest hauls, and a premature failure of the swing bearing on one of the hydraulic shovels, requiring the use of higher cost wheel loaders.

Total costs, which include depreciation, depletion and amortization, were $926 per payable ounce of gold sold in the third quarter of 2015, compared to $885 per payable ounce of gold sold in the second quarter of 2015 due to higher depletion and depreciation cost per unit.

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

A total of 39,525 ounces of gold was sold at an average price of $1,110 per ounce during the third quarter of 2015, a decrease of 18% from the 48,121 ounces of gold sold during the second quarter of 2015 at an average price of $1,205 per ounce. The decrease in sales is primarily a function of lower production, however we also had approximately 2,700 ounces of gold bullion that remained unsold due to timing of production, and was sold early in the fourth quarter.

Exploration

In our news release dated July 6, 2015, we reported the discovery of the 8D area and presented initial results from the assay program of drill hole samples with a “zero” value in the drillhole database. During the third quarter, exploration drilling at Marigold also identified a new mineralized center outside the current resource envelope, named the HideOut area. Results were reported in our news release dated September 18, 2015. A total of 3,860 meters in 15 reverse circulation drillholes was completed at the HideOut area in the third quarter of 2015.

On September 24, 2015, we completed the acquisition of the Valmy Property from Newmont Mining Corporation ("Newmont"). This 2,844 hectare land package, surrounding the Marigold mine to the east, south and west, historically produced 196,000 ounces of gold in the period between 2002 and 2005, as previously reported by Newmont in 2005. The addition of this property increases our total land holding at the Marigold mine by over 35% to 10,759 hectares. Data review of the previous drillhole information commenced in the fourth quarter. We expect to include Mineral Resources from Valmy to our year-end Mineral Resources and Mineral Reserves Statement published in February 2016. We also expect to conduct exploration drilling on the Valmy Property in 2016 subject to obtaining the requisite permits and other approvals.

Pirquitas mine, Argentina

	Three months ended
Operating data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Total material mined (kt)	2,746	3,087	3,355	3,816	4,315
Waste removed (kt)	2,219	2,320	2,585	3,168	3,831
Strip ratio	4.2	3.0	3.4	4.9	7.9
Silver mined grade (g/t)	188	172	184	150	160
Zinc mined grade (%)	0.33	0.69	0.73	0.97	1.36
Mining cost ($/t mined)	3.94	3.39	2.90	3.18	2.93
Ore milled (kt)	410	347	379	372	407
Silver mill feed grade (g/t)	238	262	267	222	248
Zinc mill feed grade (%)	0.57	0.69	0.89	1.12	1.79
Processing cost ($/t milled)	21.53	22.69	21.46	22.46	23.30
Silver recovery (%)	82.0	83.7	83.9	83.8	78.7
Zinc recovery (%) (1)	40.1	50.9	51.4	52.6	43.8

Silver produced ('000 oz)	2,576	2,443	2,732	2,222	2,551
Zinc produced ('000 lbs) (1)	2,076	2,674	3,837	4,817	7,030
Silver sold ('000 oz)	2,819	2,623	2,909	2,764	1,859
Zinc sold ('000 lbs) (1)	2,352	4,936	2,769	8,745	8,062

Realized silver price ($/oz)(2)	14.97	16.72	16.67	17.18	19.99

Cash costs ($/oz) (2)	11.02	9.45	11.25	11.76	12.22
Total costs ($/oz) (2)	16.54	15.23	16.00	17.40	17.11

Financial data ($000s)
Revenue	33,355	37,860	44,155	40,322	30,874
(Loss) income from mine operations (3)	(14,684)	924	3,448	(16,010)	(308)
Capital investments	2,500	2,962	1,552	2,033	2,376
Cash based capitalized deferred stripping	—	—	—	—	3,946
Exploration expenditures (4)	1,124	1,912	1,283	1,284	173

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of realized silver prices, and cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(3)
Income (loss) from mine operations for the quarters ended September 30, 2015, and December 31, 2014, include $7.7 million and $11.3 million, respectively, of non-cash write-down of stockpile inventory to its net realizable value.

(4)	Includes capitalized and expensed exploration expenses.

Mine production

The Pirquitas mine produced 2.6 million ounces of silver during the third quarter of 2015, higher than the 2.4 million ounces produced in the second quarter. The quarter-on-quarter increase in silver production is primarily due to the higher amount of ore milled, as silver mill feed grade and recovery remained relatively in line with the previous quarter. The mine also produced 2.1 million pounds of zinc in zinc concentrate during the third quarter of 2015, a reduction from the second quarter of 2015 production of 2.7 million pounds and in line with the falling zinc head grade.

Consistent with our mine plan, total material mined has been declining with 2,746,000 tonnes mined in the third quarter of 2015, 11% less than in the second quarter of 2015. In addition, the strip ratio increased to 4.2:1 from 3.0:1 in the second quarter of 2015.

Approximately 410,000 tonnes of ore was milled during the third quarter of 2015, compared to 347,000 tonnes in the second quarter of 2015. Ore was milled at an average rate of 4,454 tonnes per day during the third quarter of 2015, 12% above the mill’s nominal design and 17% higher than the average milling rate of 3,815 tonnes per day in the second quarter of 2015.

Ore milled during the third quarter of 2015 contained an average silver grade of 238 g/t, lower than the 262 g/t reported in the second quarter of 2015. As a result, the average silver recovery rate of 82.0% was lower than the average recovery rate of 83.7% in the second quarter of 2015.

Mine operating costs

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, were $11.02 per payable ounce of silver sold in the third quarter of 2015 compared to $9.45 per payable ounce of silver sold in the second quarter of 2015. Cost of inventory was higher compared to the second quarter of 2015 due to lower by-product credits in the third quarter of 2015 resulting from lower zinc sales, higher mining costs due to longer and deeper haul profiles and higher truck maintenance costs.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $16.54 per payable ounce of silver sold in the third quarter of 2015, higher than the $15.23 per payable ounce of silver sold in the second quarter of 2015. Depletion, depreciation and amortization was slightly lower on a per unit sold basis in the third quarter of 2015, compared to the second quarter of 2015. Silver export duties were higher than in the previous quarter due to timing of shipments.

We remain focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment while pursuing alternatives for mine life extension.

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

In the third quarter of 2015, we sold 2.8 million ounces of silver, 8% higher than sales of 2.6 million ounces of silver in the second quarter of 2015. We also sold 2.4 million pounds of zinc in the third quarter of 2015, compared to the 4.9 million pounds sold in the second quarter of 2015. Sales of both metals were in line with our mine plan.

Exploration

As reported in our news release dated September 21, 2015, we completed the underground drilling program beneath the San Miguel open pit at the Pirquitas mine. High grade silver mineralization was intersected on all three veins explored, known as Chocaya, Oploca North and Oploca South veins. The underground drill program at the Pirquitas mine is targeting the expansion and upgrade of Mineral Resources underlying the San Miguel open pit.

During the program, 41 drillholes were completed from underground drill stations. All veins remain open laterally and at depth. An engineering study is being undertaken to evaluate the potential to exploit this mineralization from underground. This engineering study will also include the previously drilled Cortaderas silver-zinc vein, located approximately 650 meters north of the current open pit. The results are expected in early 2016.

Chinchillas project

We announced in a news release dated October 1, 2015 that we had entered into an agreement with Golden Arrow Resources Corporation to explore, evaluate and seek to develop the silver-lead-zinc deposit at Chinchillas located approximately 30 kilometers from Pirquitas. The initial work is directed towards confirming the Mineral Resource base at Chinchillas. Technical planning for a pre-feasibility study on Chinchillas commenced in late third quarter of 2015. Key activities in the fourth quarter will include approximately 5,000 meters of resource infill drilling, and initial geotechnical, hydrological and metallurgical studies. We will also commence environmental baseline studies and community engagement programs.

Outlook

This section of the news release provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
Our operating guidance, capital expenditures and exploration expenditures remain unchanged from that provided in our second quarter 2015 MD&A Outlook. For the full year 2015, we expect:

Operating Guidance		Pirquitas mine	Marigold mine
Gold Production	oz	—	195,000 - 205,000
Silver Production	Moz	9.5 - 10.5	—
Zinc Production	Mlb	10.0 - 12.0	—
Cash costs per payable ounce sold (1)	$/oz	10.50 - 11.50	700 - 750
Capital Expenditures (2)	$M	10	25
Capitalized Stripping Costs	$M	—	13
(1) We report the non-GAAP financial measures of cash costs per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.
(2) Includes capitalized exploration.

Financial Results

Mine Operations

▪
Revenues were $77.2 million in the third quarter of 2015, compared to $79.3 million in the third quarter of 2014. Negative mark to market price adjustments of $4.3 million impacted revenues in the third quarter of 2015, compared to negative adjustments of $5.5 million in the comparative period of 2014. Cost of sales was $84.6 million, including $19.8 million of non-cash depletion, depreciation and amortization and $7.7 million non-cash write-down of stockpiles at the Pirquitas mine, in the quarter ended September 30, 2015. This compares to cost of sales of $73.0 million, including non-cash depletion, depreciation and amortization of $9.4 million in the quarter ended September 30, 2014.

▪
Loss from mine operations, including the non-cash stockpile write-down, was $7.4 million in the third quarter of 2015, compared to income from mine operations of $6.3 million in the third quarter of 2014.

Net Income

▪
Net loss was $59.4 million, or $0.74 per share in the third quarter of 2015, mainly due to the recognition of a non-cash, pre-tax impairment charge and write-downs of $42.2 million related to the Pirquitas mine, including $7.7 million of stockpiles within cost of sales and income from operations. This compares to net loss of $17.6 million, or $0.22 per share in the third quarter of 2014.

▪	Adjusted net loss was $10.1 million, or $0.13 per share, in the third quarter of 2015 compared to adjusted net loss of $12.8 million, or $0.16 per share, in the third quarter of 2014.

Liquidity

▪
Cash and cash equivalents was $200.0 million as of September 30, 2015, an increase from $184.6 million as of December 31, 2014. In the first nine months of 2015, we generated cash from operating activities of $53.6 million, received $20.0 million of deferred consideration from the sale of the San Agustin project, and decreased restricted cash by $17.7 million, replacing cash for bonding requirements with surety bonds. These inflows were partially offset by $19.2 million deposited with the Canada Revenue Agency as required to appeal the Notice of Reassessment. Marketable securities totaled $107.8 million at September 30, 2015, compared to $104.8 million at December 31, 2014. Working capital was $373.1 million at September 30, 2015, compared to $368.9 million at December 31, 2014.

Selected Financial Data
($000's, except per share amounts)

This summary of selected financial data should be read in conjunction with our management’s discussion and analysis of the financial position and results of operations for the three and nine months ended September 30, 2015 (“MD&A”), the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2015 and September 30, 2014, and the audited consolidated financial statements for the year ended December 31, 2014.

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014
Revenue	77,191	79,269
(Loss) income from mine operations (1)	(7,396)	6,258
Operating loss (2) (3)	(50,733)	(3,904)
Net loss (2) (3)	(59,416)	(17,576)
Basic loss per share (3)	(0.74)	(0.22)
Adjusted net loss (3)	(10,127)	(12,791)
Adjusted basic loss per share (3)	(0.13)	(0.16)
Cash generated by operating activities	998	13,186
Cash (used in) generated by investing activities	(17,288)	21,687
Cash used in financing activities	—	—

Financial Position	September 30, 2015	December 31, 2014
Cash and cash equivalents	200,017	184,643
Marketable securities	107,827	104,785
Current assets – total	507,742	491,818
Current liabilities – total	134,674	122,870
Working capital	373,068	368,948
Total assets	954,766	986,249

(1)	Loss from mine operations for the quarter ended September 30, 2015 includes a $7.7 million non-cash write-down of stockpile inventory to its net realizable value at the Pirquitas mine.

(2)	Operating Loss and Net Loss for the quarter ended September 30, 2015 include non-cash, pre-tax impairment charge and write-downs of $42.2 million related to the Pirquitas mine.

(3)	For the three months ended September 30, 2014, values have been restated due to a change in accounting policy with respect to exploration and evaluation expenditures.

Qualified Persons
The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Yeomans is our Director of Metallurgy and Mr. Edmunds is our Chief Geologist, Exploration. The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine.

Risks and Uncertainties

For information regarding the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form and Annual Report on Form 40-F filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission ("SEC"), which is available at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov, and on our website at www.silverstandard.com.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Friday, November 6, 2015, at 11:00 a.m. EST.

Toll-free in North America:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	ir.silverstandard.com

▪	The conference call will be archived and available at ir.silverstandard.com.
Audio replay will be available for two weeks by calling:

Toll-free in North America:	+1 (855) 669-9658, replay code 8956#

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our plans and expectations for our properties and operations; and the potential benefits to be derived from entering into a joint venture with Golden Arrow; the likelihood of Silver Standard exercising its option and the completion of the transaction; the outcome of Silver Standard’s evaluation of the Chinchillas project; estimated pre-development expenditures; timing of Chinchillas providing a supply feed to the Pirquitas plant; payments to be made to Golden Arrow; and receipt of the necessary approvals of the court and Golden Arrow’s shareholders.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; our senior secured revolving credit facility; our announced acquisition of the Valmy property; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cost of inventory, cash costs and total costs per payable ounce of silver or gold sold, realized price per ounce of silver or gold sold, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.